Exhibit 4.4

LAMB WESTON HOLDINGS, INC.
DIRECTORS’ DEFERRED COMPENSATION PLAN

(Effective January 1, 2017)

Lamb Weston Holdings, Inc. (“Lamb Weston”) has established the Lamb Weston Holdings, Inc. Directors’ Deferred Compensation Plan (the “Plan”), effective as of January 1, 2017.  The Plan is a successor to the ConAgra Foods, Inc. Directors’ Deferred Compensation Plan (the “Prior Plan”), following the spin-off of ConAgra Foods Lamb Weston, Inc. from ConAgra Foods, Inc.  Accrual of benefits for Lamb Weston’s directors under the Prior Plan was terminated effective as of December 31, 2016, at which time the liability for the deferred benefits of all affected directors under the Prior Plan were transferred to the Plan.  Any written deferral or payment election made under the Prior Plan shall apply to the Plan until a subsequent election is made under the Plan.

1. Deferrals. A director may defer all or a portion of his or her fees earned during a year and subsequent years by filing a written election with Lamb Weston. Such election must be received by Lamb Weston by December 31st of the prior year and will remain in effect until changed. Any election to change the director’s rate of deferral will be effective with respect to fees earned on and after the January 1 following receipt of the election by Lamb Weston.  Any person elected to Lamb Weston’s Board of Directors who is not a director on the preceding December 31st may, to the extent permitted by Internal Revenue Code (“Code”) Section 409A and the regulations and guidance issued thereunder (including, but not limited to, the plan aggregation rules under Treasury Regulation Section 1.409A-1(c)(2)), elect within thirty (30) days after his or her term begins to defer all or part of his or her fees earned after such election is received by Lamb Weston.  Each deferral election shall be irrevocable on the deadline for making the election.  A director who has deferred an amount under the Plan shall be a “Participant” until such director’s interest in the Plan has been paid in full.  All references to the Code or Treasury Regulations are intended to refer to any successor provision that applies in a manner that is substantially similar to the intended application of referenced provision.  Notwithstanding any provision in the Plan to the contrary, with respect to fiscal year 2017 fees, any employee director of Lamb Weston who made a deferral election of Cash Fees and/or Stock Fees under the Prior Plan while a non-employee director of ConAgra Foods, Inc. that are payable while such individual is an employee director of Lamb Weston shall have his or her deferral election transferred to, and honored under, the Plan.

2. Accounts and Investments.

2.1                               Deferral of Cash Fees and Stock Fees. Deferrals of fees that would otherwise have been paid in cash (“Cash Fees”) shall be credited to an interest bearing account to be credited with interest as provided in Section 2.2 (“Interest Bearing Account”), unless and until Lamb Weston receives an election from the director to credit future deferrals of Cash Fees to the Lamb Weston Common Stock Account (“Stock Account”) or to any other hypothetical investments permitted by Lamb Weston’s Employee Benefits Investment Committee (which shall be credited to the “Other Investments Account”). A Participant’s Interest Bearing, Stock and Other Investments Accounts shall be referred to as the Participant’s “Accounts.” Such election shall be subject to any limitations imposed by laws, regulations or Lamb Weston. Deferrals of fees that would otherwise have been paid in Lamb Weston common stock (“Stock Fees”) shall be credited to the Stock Account.

2.2                               Hypothetical Investments. Amounts credited to the director’s Stock Account shall be a book entry by Lamb Weston payable in shares of Lamb Weston common stock (“Common Stock”) from the Lamb Weston, Inc. 2016 Stock Plan, or any subsequent stock plan adopted by Lamb Weston, as provided in the Plan. If a director has elected to defer Cash Fees in the form of Common Stock, a book entry in the amount of the number of full shares to be credited to the Stock Account for each calendar quarter shall be determined on the basis of the closing price of Common Stock on the last trading day of the quarter as reported for New York Stock Exchange — Composite Transactions (the “Quarterly Closing Price”), and any amount that would represent a fractional share shall be credited to the director’s Interest Bearing Account. Dividend equivalents on shares credited to a director’s Stock Account shall be credited by book entry at the end of each calendar quarter to his or her Stock Account in the form of full shares of Common Stock based upon the Quarterly Closing Price; any amount that would represent a fractional share shall be credited to his or her Interest Bearing Account.  Cash Fees and dividend equivalents that are to be credited to the Stock Account shall be credited to the Interest Bearing Account until they are credited to the Stock Account.  The Interest Bearing Account shall be credited on the first day of each month, with interest on the balance held in the fund for the prior period.  The rate of interest to be credited shall be the daily prime rate of interest on the date as of which the credit is made, as published in the Federal Reserve Statistical Release H.15 Daily Update.  The Other Investments Account shall be credited with earnings and losses at the intervals and in the manner determined by Lamb Weston’s Employee Benefits Investment Committee in its discretion.  All Accounts shall be maintained as an accounting record of Lamb Weston’s obligation pursuant to the Plan, and will not represent an interest of any Participant in any asset.  The Plan is unfunded and payable solely from the general assets of Lamb Weston.  The Participants shall be unsecured creditors of Lamb Weston with respect to their interests in the Plan.

2.3                               Transfers Between Hypothetical Investments. Once per calendar year on the date or dates permitted by Lamb Weston, the director may elect to transfer all or a portion of the director’s Interest Bearing Account or Other Investments Account to the director’s Stock Account (but not vice versa), subject to any limitations imposed by laws, regulations or Lamb Weston, and such transfer shall be effective as of the date specified by Lamb Weston. All such elections must be made during Lamb Weston’s insider trading “windows.” Lamb Weston’s Employee Benefits Investment Committee will determine the rules for transfers between and among the Interest Bearing and Other Investments Accounts.

2.4                               Participant Statements. Lamb Weston shall at least annually make available to each director participating in the Plan a statement of his or her total interest in the Plan.

3. Distributions.

3.1                               Participant Payment Election. A Participant may, to the extent permitted by Code Section 409A and the regulations and guidance issued thereunder (including, but not limited to, the plan aggregation rules under Treasury Regulation Section 1.409A-1(c)(2)), elect to receive payment of amounts credited to his or her Accounts, as follows, and the Committee may permit

Participants to divide their Plan interests into sub-accounts for purposes of specifying time and form of payment for each sub-account by the deadline set forth in the Plan:

(1)                                 payment shall be made or commence: (i) during the January that next follows the Participant’s “separation from service” as defined below, (ii) during January of a calendar year designated by the Participant, or (iii) the earlier of (i) or (ii); and

(2)                                 payment shall be made in: (i) a lump sum, or (ii) annual or semi-annual installments over a period (up to ten years), as timely elected by the Participant.  Annual installments will be paid in January of each year. Semi-annual installments will be paid in January and July of each year.

3.2                               Election Deadline. Any election of time or form of payment for deferred Cash Fees or Stock Fees must be in writing and must be received by Lamb Weston by December 31st of the year preceding the year in which such deferral occurs.  Notwithstanding the preceding sentence, any person eligible to make a deferral election within thirty (30) days after his or her term begins, as described in Section 1, shall make his or her election of time or form of payment within such thirty (30) day period.

3.3                               Election to Delay Payment. In addition, a Participant may elect to delay (but not accelerate) payment if the following conditions are met:

(1)                                 The new election may not take effect until at least twelve (12) months after the date on which the election is received by Lamb Weston.

(2)                                 The new election must extend the deferral of the payment for a period of at least five (5) years.

(3)                                 The new election is received by Lamb Weston at least twelve (12) months before the scheduled payment of the deferred amount.

3.4                               Default Time and Form of Payment. If a Participant’s election of a time and form of payment is not permitted or is not timely received, then payment shall be made in twenty (20) semi-annual installments (each January and July) beginning in January of the year after the year during which the Participant separates from service.  The amount of each installment shall be determined by dividing the sum of all of the Participant’s Accounts that are being distributed by the number of installments remaining to be paid (including the installment being determined).

3.5                               Payment Following Death. If the Participant dies prior to the payment in full of all amounts due him or her under the Plan, the balance of the Accounts shall be payable to his or her designated beneficiary in a lump sum as soon as reasonably practical following death, but no later than ninety (90) days following the Participant’s death.  The beneficiary designation shall be revocable and must be made in writing in a manner approved by Lamb Weston.

3.6                               Medium of Payment. Payment of the aggregate number of shares credited by book entry to a director’s Stock Account shall be made in shares of Common Stock.  Payment of the amount credited to the Interest Bearing Account and Other Investments Account shall be made in cash.

3.7                               Separation from Service. For purposes of the Plan, “separation from service” means that the director ceases to be a director and it is not anticipated that the director will thereafter perform services for Lamb Weston or a “related company.” For this purpose, services provided as an employee are disregarded if the Plan is not aggregated with any plan in which the director participates as an employee pursuant to Treasury Regulation section 1.409A-1(c)(2)(ii). For purposes of this plan, “related company” means (i) any corporation that is a member of a controlled group of corporations (as defined in Code Section 414(b)) that includes Lamb Weston; and (ii) any trade or business (whether or not incorporated) that is under common control (as defined in Code Section 414(c)) with Lamb Weston (for purposes of applying Code Sections 414(b) and (c), twenty-five percent (25%) is substituted for the eighty percent (80%) ownership level).

3.8                               Six Month Wait for Specified Employees. Notwithstanding anything in the Plan to the contrary, if the Participant is a “specified employee” as defined in Code Section 409A(a)(2)(B)(i) and as determined by Treasury Regulation 1.409A-1(i) as of the date of a “separation from service,” and if the Participant incurs a “separation from service” at the time he or she ceases to be a director, then payment of, or the commencement of the payment of, amounts due pursuant to Participant’s “separation from service” will be delayed for six (6) months following the date of “separation from service,” unless the Participant dies during the delay, in which case payment shall be made to the beneficiary in accordance with the death benefit provision above. Any delayed amounts will continue to be invested in accordance with the Plan. Any delayed amounts will be paid in a lump sum on the first business day following the six month delay.

3.9                               De Minimis Cash Out. Notwithstanding anything herein to the contrary, in the event that the sum of a Participant’s Accounts to be paid in a lump sum or installments is equal to or less than the applicable dollar amount under Code Section 402(g)(1)(B) ($18,000 for 2017), Lamb Weston may, in its sole discretion, pay the Participant’s Accounts to the Participant in a single lump sum on the earlier of thirty (30) days after the date the Participant separates from service or the earliest date deferred amounts are scheduled to be paid, regardless of any existing election on the part of the Participant regarding time and form of payment, and provided that such payment represents the Participant’s entire interest in the Plan and all other deferred compensation arrangements that are aggregated with the Plan under Treasury Regulation 1.409A-1(c)(2). The applicable dollar amount under Code Section 402(g)(1)(B) shall be the amount in effect for the calendar year during which payment pursuant to this paragraph may be made. The determination of whether the sum of the Accounts is equal to or less than the Code Section 402(g)(1)(B) amount is to be made on the earlier of the date the Participant ceases to be a director or the earliest date on which payment of a deferred amount is scheduled to be paid.

3.10                        Unforeseeable Emergency Payment. A Participant may request that the “Committee” (described below) accelerate payment due to the occurrence of an “unforeseeable emergency” as defined, and to the extent permitted, by Treasury Regulation 1.409A-3(i)(3).

3.11                        Grace Period. A payment that is made during the Participant’s taxable year that includes the month payment is due shall be treated as having been paid during such month.

4. Administration. The term “Committee” means Lamb Weston’s Employee Benefits Administrative Committee. The Committee shall be the Plan administrator and shall have full and exclusive power to administer and interpret the Plan in all of its details. For this purpose, the Committee’s powers will include, but will not be limited to, the following authority, in addition to all other powers provided by the Plan:

(1)                                 to make and enforce such rules and regulations as the Committee deems necessary or proper for the efficient administration of the Plan;

(2)                                 to interpret the Plan, the Committee’s interpretations thereof in good faith to be final, conclusive and binding on all persons claiming benefits under the Plan;

(3)                                 to decide all questions concerning the Plan and the eligibility of any person to participate in the Plan and to receive benefits provided under the Plan;

(4)                                 to approve and authorize the payment of benefits;

(5)                                 to appoint such agents, counsel, accountants and consultants as may be required to assist in administering the Plan; and

(6)                                 to allocate and delegate the Committee’s fiduciary responsibilities under the Plan and to designate other person to carry out any of the Committee’s fiduciary responsibilities under the Plan, any such allocation, delegation or designation to be in accordance with Section 405 of the Employee Retirement Income Security Act of 1974, as amended.

No Committee member shall be involved in a decision that only affects that member’s benefit under the Plan, if any.  The Committee may delegate any of its powers to any number of other persons. Committee determinations (or those of the Committee’s delegate or agent) may be memorialized and reflected in communications and forms provided to Participants in lieu of Committee meeting minutes.

5. Rabbi Trust. Lamb Weston, by action of the Compensation Committee of the Board of Directors, may establish one or more “rabbi” trusts. Notwithstanding any other provisions of the Plan, the existence of any trust, or any authority granted by Lamb Weston to a Participant to change the investment of any rabbi trust or Lamb Weston assets, the Plan shall be unfunded and the Participants in the Plan shall be no more than general, unsecured creditors of the Employer with regard to benefits payable pursuant to the Plan.  Any such trust(s) shall be subject to all the provisions of the Plan, shall be property of Lamb Weston until distributed, and shall be subject to Lamb Weston’s general, unsecured creditors and judgment creditors.  Any such trust(s) shall not be deemed to be collateral security for fulfilling any obligation of the Employer to the Participants. Except to the extent otherwise determined or directed by the Board or Compensation Committee, Lamb Weston’s policy related to deposits and withdrawals from any trust(s), and the terms of any trust(s), shall be determined by Lamb Weston’s Employee Benefits Investment Committee.

6. Amendment and Termination. The Plan may be amended, suspended, terminated or modified by the Board of Directors of Lamb Weston at any time provided that such amendment, modification, suspension or termination shall not affect the obligation or schedule of Lamb Weston to pay to the Participants the amounts accrued or credited to said Accounts up to December 31st of the year in which said action is taken concerning the Plan by the Board of Directors and does not cause the Plan to violate Code Section 409A.

7. Notices. Unless notified to the contrary, all notices under the Plan shall be sent in writing to Lamb Weston by mailing to the “Office of the Secretary”, Lamb Weston Holdings, Inc., 599 S. Rivershore Lane, Eagle, Idaho 83616. All notices to the Participants shall be sent to the address that is their record address for notices as directors of Lamb Weston, unless a Participant, by written notice, otherwise directs.

8. 409A Compliance. To the extent provisions of the Plan do not comply with Code Section 409A, the non-compliant provisions shall be interpreted and applied in the manner that complies with Code Section 409A and implements the intent of the Plan as closely as possible. By participating in the Plan, each Participant automatically releases Lamb Weston, its employees, the Board and each member of the Board (the “Released Parties”) from any liability due to, and the Released Parties shall not in any way be liable for, any failure to follow the requirements of Code Section 409A or any guidance or regulations thereunder.

IN WITNESS WHEREOF, Lamb Weston hereby adopts the Plan effective as of January 1, 2017.

LAMB WESTON HOLDINGS, INC.

By	/s/ Micheline C. Carter

Its: Senior Vice President and Chief Human Resources Officer